FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: May 12, 2008
Commission File Number: 001-33328

XINHUA FINANCE MEDIA
LIMITED

2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

XINHUA FINANCE MEDIA LIMITED
Form 6-K
Xinhua Finance Media Limited (“XFML”) is furnishing, under the cover of Form 6-K, the press release issued by XFML on May 12, 2008 regarding its financial results for the fiscal quarter ended March 31, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: May 12, 2008

[FOR IMMEDIATE RELEASE]
XFMedia announces financial results for the first quarter 2008
BEIJING, May 13, 2008 — Xinhua Finance Media Limited (“XFMedia” or “the Company”; NASDAQ: XFML), a leading media group in China, today announced its unaudited financial results for the first quarter ended March 31, 2008.
First Quarter 2008 Highlights
•	Net revenue for the first quarter exceeded mid-point guidance by 33.5% to $36.7 million

•	Strong y-o-y performance in adjusted EBITDA (non-GAAP)[1] growing by 70% to $3.1 million

•	Adjusted net income[1] per diluted ADS for the first quarter of 2008 was $0.02

•	Continued expansion in Broadcast, Print, and Outdoor, our higher margin businesses

•	Full year 2008 net revenue forecast increased to range from $195 million to $205 million and full year 2008 adjusted net income per diluted ADS estimated to range from $0.31 to $0.33

•	Second quarter 2008 net revenue estimated to range from $48 million to $50 million and adjusted net income per diluted ADS to range from $0.07 to $0.09
“We are pleased to report a great start to the year,” said Ms Fredy Bush, XFMedia’s Chief Executive Officer, “with strong year-over-year growth for the first quarter and overall results ahead of management forecasts. We focused on expanding our higher margin businesses such as Broadcast, Print and Outdoor. Integration has also been proceeding smoothly, with Production integrated into the Broadcast Group and Research integrated into the Advertising Group, giving us three business groups from five before. Current ranking for the NMTV satellite station reached a high of 23rd out of 35 provincial satellite stations in April 2008, boosted by the growing popularity of our Fortune China TV programs and the launch of “The Scene”, a daily lifestyle program for the upwardly mobile. “
“In line with our promised expansion in Print, we announced the launch of Investor Journal, a weekly newspaper aimed at informing the growing retail investor market. We also formed the Xinhua Media Entertainment subsidiary and partnered with China Film Group to focus on Sino-US film development, production, and pre-production. Capitalizing on these opportunities, we continue to solidify our market position as a leading media group in China,” Ms Bush added.
1.	In this quarter, the definitions of adjusted EBITDA and adjusted net income have been revised to better reflect the Company’s underlying financial and operational performance. Please refer to Chart 8 for detailed calculations of adjusted EBITDA and adjusted net income.

First Quarter 2008 Financial Results
The following is a summary of our financial results for the first quarter of 2008:
Chart 1: Summary of financial results

	3 months ended	3 months ended	3 months ended	08Q1 vs 07Q1	08Q1 vs 07Q4
In US millions	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007	growth %	growth %
Net revenue	36.7	16.7	48.5	120%	-24%
Adjusted EBITDA[1]	3.1	1.8	9.9	70%	-69%
Net income (loss)[2]	(8.3)	12.6	4.2	N/A	N/A
Net income per ADS — diluted[4]	$(0.13)	$0.23	$0.06	N/A	N/A
Adjusted net income[1,3]	1.4	1.9	8.6	-23%	-83%
Adjusted net income per ADS - diluted[4]	$0.02	$0.04	$0.12	-50%	-83%

1.	In this quarter, the definitions of adjusted EBITDA and adjusted net income have been revised to better reflect the Company’s underlying financial and operational performance. Please refer to Chart 8 for detailed calculation of adjusted EBITDA and adjusted net income.

2.	The year-on-year decrease in net income is primarily due to a one-time tax gain of $12.3 million in the first quarter of 2007, and for the first quarter of 2008 increased share-based compensation expense and costs for Sarbanes-Oxley compliance. The sequential decrease in net income is primarily due to seasonality, share-based compensation expense, and costs for Sarbanes-Oxley compliance for the first quarter of 2008.

3.	The year-on-year decrease in adjusted net income is primarily due to increased tax provisions and costs for Sarbanes-Oxley compliance for the first quarter of 2008. The sequential decrease in adjusted net income is primarily due to seasonality and costs for Sarbanes-Oxley compliance for the first quarter of 2008.

4.	Please refer to Chart 9 for weighted average number of ADS on a diluted basis.
Net Revenue
Net revenue for the first quarter of 2008 was $36.7 million, up 120% year-over-year from $16.7 million in the first quarter of 2007 or down 24% sequentially from $48.5 million in the fourth quarter of 2007. The primary reason for quarter-on-quarter sequential decline is the seasonality of the media industry, which historically is impacted in the first quarter by the Chinese New Year holiday. This year’s first quarter slowdown in advertising was further impacted by the National People’s Congress of China held in March.
Net Revenue by type and business group
The following is a summary of net revenue by business group reconciled to types of revenue provided in the accompanying consolidated financial statements for the first quarter of 2008. Please note that as of first quarter 2008, our business groups have been integrated from five (Advertising, Broadcast, Print, Production, and Research) to three, with Production integrated into Broadcast and Research integrated into Advertising.

Chart 2: Revenue breakdown by type and business group

In US millions	Advertising[1]	Broadcast[2]	Print	Total
Net revenue:
Advertising services	16.9	3.4	0.8	21.1
Content production	—	0.6	—	0.6
Advertising sales	4.6	6.8	3.4	14.8
Publishing services	—	—	0.2	0.2

Total net revenue:	21.5	10.8	4.4	36.7

1.	In the first quarter of 2008, the former Research Group was integrated into the Advertising Group.

2.	In the first quarter of 2008, the former Production Group was integrated into the Broadcast Group.
Advertising Group
Net revenue for the Advertising Group for the first quarter of 2008 was $21.5 million, up 159% year-over-year from $8.3 million in the first quarter of 2007. Net revenue for the first quarter of 2008 was down 29% sequentially from $30.1 million in the fourth quarter of 2007, primarily due to seasonality.
Chart 3: Revenue breakdown of the Advertising Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Mar 31, 2008	Mar 31, 2007%		Mar 31, 2008	Dec 31, 2007%
Advertising[1]:
Television	—	1.0	-100%	—	4.6	-100%
Print/Online	6.4	4.8	35%	6.4	12.8	-50%
Outdoor/Other	6.5	1.5	313%	6.5	6.0	6%
BTL Marketing	7.4	—	—	7.4	5.5	35%
Research[2]	1.2	1.0	28%	1.2	1.2	5%

Subtotal:	21.5	8.3	159%	21.5	30.1	-29%

1.	In the first quarter of 2008, the former Television business of the Advertising Group was migrated into the Broadcast Group.

2.	In the first quarter of 2008, the former Research Group was integrated into the Advertising Group. The 2007 comparative numbers are adjusted accordingly.
Broadcast Group
Net revenue for the Broadcast Group for the first quarter of 2008 was $10.8 million, up 116% year-over-year from $5.0 million in the first quarter of 2007 or down 17% sequentially from $12.9 million in the fourth quarter of 2007, primarily due to seasonality.
Chart 4: Revenue breakdown of the Broadcast Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Mar 31, 2008	Mar 31, 2007%		Mar 31, 2008	Dec 31, 2007%
Broadcast:
Television[1]	5.8	3.8	52%	5.8	3.7	55%
Radio	1.6	0.4	283%	1.6	2.1	-24%
Mobile	2.8	—	—	2.8	5.3	-47%
Production[2]	0.6	0.8	-26%	0.6	1.8	-68%

Subtotal:	10.8	5.0	116%	10.8	12.9	-17%

1.	In the first quarter of 2008, the former Television business of the Advertising Group was migrated into the Broadcast Group.

2.	In the first quarter of 2008, the former Production Group was integrated into the Broadcast Group. The 2007 comparative numbers are adjusted accordingly.
Print Group
Net revenue for the Print Group for the first quarter of 2008 was $4.4 million, up 31% year-over-year from $3.4 million in the first quarter of 2007 or down 18% sequentially from $5.4 million in the fourth quarter of 2007, primarily due to seasonality.
Chart 5: Revenue breakdown of the Print Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US millions	Mar 31, 2008	Mar 31, 2007%		Mar 31, 2008	Dec 31, 2007%
Print:
Newspaper	2.3	1.9	21%	2.3	2.6	-11%
Magazines	2.1	1.5	44%	2.1	2.8	-25%

Subtotal:	4.4	3.4	31%	4.4	5.4	-18%

Gross Profit
Gross profit for the first quarter of 2008 was $13.1 million, up 161% year-over-year from $5.0 million in the first quarter of 2007 or down 29% sequentially from $18.6 million in the fourth quarter of 2007. Adjusted gross profit (non-GAAP), defined as gross profit before amortization of intangible assets from acquisitions, for the first quarter of 2008 was $15.1 million, up 147% year-over-year from $6.1 million in the first quarter of 2007 or down 26% sequentially from $20.5 million in the fourth quarter of 2007. We provide adjusted gross profit to break out the amortization of intangible assets from acquisitions charged within cost of revenue. Chart 6 provides a breakdown of adjusted gross profit by business group.
Chart 6: Reconciliation for adjusted gross profit by business group

In US millions	Advertising	Broadcast	Print	Total
Gross Profit	6.1	4.0	3.0	13.1
Amortization of intangible assets from acquisitions [1]	0.4	1.4	0.2	2.0

Adjusted gross profit	6.5	5.4	3.2	15.1

1.	Amortization of intangible assets from acquisitions includes assets such as client database, brand names, and production inventory.
Operating Expenses
Operating expenses for the first quarter of 2008 were $19.3 million, up 194% year-over-year from $6.6 million in the first quarter of 2007 or up 54% sequentially from $12.5 million in the fourth quarter of 2007. The year-on-year and sequential increases are mainly due to an increase in selling and marketing expenses in line with increased revenue, increased share based compensation expense, and costs for Sarbanes-Oxley compliance.
Total operating expenses were composed of selling and marketing expenses and general and administrative expenses. Selling and marketing expenses for the first quarter of 2008 were $5.1 million, up 225% year-over-year from $1.6 million in the first quarter of 2007 or down 11% sequentially from $5.8 million in the fourth quarter of 2007.
General and administrative expenses for the first quarter of 2008 were $14.1 million, up 183% year-over-year from $5.0 million in the first quarter of 2007 or up 110% sequentially from $6.7 million in the fourth quarter of 2007. Included in general and administrative expenses was $4.9 million of share based compensation expenses.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA (non-GAAP), defined as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, for the first quarter of 2008 was $3.1 million, up 70% year-over-year from $1.8 million in the first quarter of 2007 or down 69% sequentially from $9.9 million in the fourth quarter of 2007. The primary reasons for sequential decline in adjusted EBITDA are seasonality and the Sarbanes-Oxley compliance process. For a reconciliation from income from operations to adjusted EBITDA, refer to Chart 8.
Chart 7: Adjusted EBITDA by business group

In US millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	2.9	3.1	1.7	7.7
Less: net head office expenses				(4.6)
Adjusted EBITDA				3.1

Net Income and Adjusted Net Income (non-GAAP)
Net loss for the first quarter of 2008 was $8.3 million, down by $20.9 million year-over-year from net income of $12.6 million in the first quarter of 2007 or down by $12.5 million sequentially from net income of $4.2 million in the fourth quarter of 2007. The net income of $12.6 million for first quarter of 2007 included a one-time tax gain of $12.3 million. The primary reasons for the year-on-year decline are the one-time tax gain, increased share based compensation expense, and higher costs to support Sarbanes-Oxley compliance. The primary reasons for the sequential decline in net income are seasonality, increased share based compensation expense, and costs for Sarbanes-Oxley compliance for the first quarter of 2008.
Adjusted net income (non-GAAP), defined as net income before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest, for the first quarter of 2008 was $1.4 million, down 23% year-over-year from $1.9 million in the first quarter of 2007 or down 83% sequentially from $8.6 million in the fourth quarter of 2007. The primary reasons for year-over-year decline in adjusted net income are increased tax provisions and costs for Sarbanes-Oxley compliance. The primary reasons for sequential decline in adjusted net income are seasonality and costs for Sarbanes-Oxley compliance. For a reconciliation from net income to adjusted net income, please refer to Chart 8.
Outlook for second quarter and full year of 2008
XFMedia estimates its net revenue for the second quarter of 2008 will range from $48 million to $50 million. Second quarter adjusted net income per ADS is estimated to range from $0.07 to $0.09 per diluted ADS based on 81.8 million total ADS equivalent average shares outstanding.
XFMedia is raising its estimate of net revenue for full year 2008 to range from $195 million to $205 million from previously forecasted range of $190 million to $200 million. Full year adjusted net income per ADS for 2008 is estimated to range from $0.31 to $0.33 per diluted ADS based on 82.7 million total ADS equivalent average shares outstanding.
XFMedia also expects that for the full year 2008, share-based compensation expense will be approximately $10 million, amortization of intangible assets from acquisitions approximately $13 million, and imputed interest approximately $4 million. This forecast reflects XFMedia’s current and preliminary view, which is subject to change.

Other Corporate Developments
Over the first quarter of 2008, the Company continued to implement its share buyback program, buying back $2.9 million for 1,017,118 ADSs. These shares will be canceled in accordance with Cayman company law.
We also issued $30 million in convertible preferred shares to Yucaipa in February, increasing Yucaipa’s total ownership of our shares from around 6% to 12% assuming full conversion. The convertible preferred shares are subject to a one year lock-up period before they can be converted into common shares or ADSs at a conversion price of $6.00 per ADS. The increased investment from a world-class, long-term investor like Yucaipa is a vote of confidence in both the fundamentals and growth prospects of our Company.
Conference Call Information
Following the earnings announcement, XFMedia’s senior management will host a conference call on May 12, 2008 at 8:00pm (New York) / May 13, 2008 at 8:00am (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 800 510 0178 or +1 617 614 3450
(UK) +44 207 365 8426
(Asia Pacific) +852 3002 1672
Passcode: XFML
A telephone replay will be available shortly after the call for one week at:
(US Toll Free) +1 888 286 8010
(International) +1 617 801 6888
Passcode: 68168556
A real-time webcast and replay will be also available at:
http://www.xinhuafinancemedia.com/earnings-webcast
About XFMedia
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its synergistic business groups, Advertising, Broadcast, and Print, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for second quarter and full year 2008 and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures

To supplement XFMedia’s consolidated financial results under U.S. GAAP, XFMedia also provides the following non-GAAP financial measures: adjusted gross profit, adjusted EBITDA and adjusted net income. XFMedia believes that these non-GAAP financial measures provide investors with another method for assessing XFMedia’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 8 of this release.
To provide investors with a better understanding of our underlying operational and financial performance, starting from this quarter, XFMedia has adopted the measure “adjusted gross profit”, defined as gross profit excluding amortization of intangible assets from acquisitions, and has changed the methodology of presenting “adjusted EBITDA”, by defining adjusted EBITDA as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, and “adjusted net income”, by defining adjusted net income as net income before amortization of intangible assets from acquisitions, imputed interest, share-based compensation expenses and one-time items.
XFMedia believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assists management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The following is a reconciliation of our non-GAAP financial results:
Chart 8: Reconciliation of non-GAAP financial results

		3 months
	3 months ended	ended	3 months ended
In US millions	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007

Income (loss) from operations	(6.2)	0.7	6.0

		3 months
	3 months ended	ended	3 months ended
In US millions	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007
Interest income	0.6	0.5	1.5
Other income, net	0.3	—	0.8
Depreciation	0.8	0.4	0.6
Amortization of intangible assets from acquisitions	3.6	1.6	2.7
Amortization of intangible assets from long-term contracts	1.2	1.5	1.2
Share-based compensation expenses	4.9	1.4	0.6

Adjusted EBITDA (2007 definition)	5.2	6.1	13.4

Interest income	(0.6)	(0.5)	(1.5)
Other income, net	(0.3)	—	(0.8)
One time items	—	(2.3)	—
Amortization of intangible assets from long-term contracts	(1.2)	(1.5)	(1.2)

Adjusted EBITDA (2008 definition)	3.1	1.8	9.9

Net income (loss)	(8.3)	12.6	4.2
One time items[1]	—	(15.5)	—
Amortization of intangible assets from acquisitions	3.6	1.6	2.7
Amortization of intangible assets from long-term contracts	1.2	1.5	1.2
Share-based compensation expenses	4.9	1.4	0.6
Imputed interest	1.2	1.8	1.1

Adjusted net income (2007 definition)	2.6	3.4	9.8
Amortization of intangible assets from long-term contracts	(1.2)	(1.5)	(1.2)

Adjusted net income (2008 definition)	1.4	1.9	8.6

1.	The one time items of $15.5 million in the first quarter of 2007 represent a $12.3 million one-time tax gain due to deferred tax effect arising from the reduction of income tax rate from 33% to 25%, which became effective on January 1, 2008, for all domestic companies and foreign invested enterprises in the People’s Republic of China; $2.3 million reimbursement of IPO-related expenses; and $1.0 million other income.
Net income and adjusted net income per ADS and per share are as follows:
Chart 9: Net income and adjusted net income per ADS and per share

	3 months ended	3 months ended	3 months ended
	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007
Net income (loss) per ADS — basic	$(0.13)	$0.27	$0.06
Net income (loss) per ADS — diluted	$(0.13)	$0.23	$0.06
Weighted average number of ADS — basic	65.6 million	41.0 million	64.8 million
Weighted average number of ADS - diluted	65.6 million	57.0 million	72.1 million
Adjusted net income per ADS — basic	$0.02	$0.01	$0.13
Adjusted net income per ADS — diluted	$0.02	$0.04	$0.12
Weighted average number of ADS — basic	65.6 million	41.0 million	64.8 million
Weighted average number of ADS - diluted	72.3 million	57.0 million	72.1 million

Contacts:
Media Contact
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com
IR Contact
Ms. Jennifer Chan Lyman, +86 21 6113 5960, jennifer.lyman@xinhuafinancemedia.com

Condensed Consolidated Balance Sheets

(In U.S. dollars)	Mar 31,2008	Dec 31,2007

	Unaudited	Unaudited

Assets

Current assets:

Cash	69,544,776	44,436,087
Restricted cash (Note 1)	46,080,000	47,252,191
Principal protected note (Note 2)	25,047,691	—
Accounts receivable (Note 3)	45,151,426	45,706,766
Prepaid program expenses	5,488,147	5,389,250
Other current assets	19,843,783	16,272,798

Total current assets	211,155,823	159,057,092
Content production deposit and cost, net	7,857,353	8,855,896
Property and equipment, net	9,129,706	9,191,959
Intangible assets, net (Note 4)	228,891,685	233,505,913
Goodwill	245,767,174	180,125,488
Investment	500,000	500,000
Principal protected note (Note 2)	—	24,909,929
Deposits for acquisition of subsidiaries	—	25,634,000
Other long-term asset	7,332,528	9,021,936

Total assets	710,634,269	650,802,213

Liabilities, mezzanine equity and shareholders’ equity

Current liabilities:
Bank borrowings	36,213,749	33,780,188
Bank overdrafts	499,342	960,157
Other current liabilities	79,536,992	40,542,213

Total current liabilities	116,250,083	75,282,558
Deferred tax liabilities	36,909,649	37,741,579
Long term payables, non-current portion	61,561,836	69,081,763

Total liabilities	214,721,568	182,105,900

Minority Interests	2,038,406	2,060,745

(In U.S. dollars)	Mar 31,2008	Dec 31,2007

	Unaudited	Unaudited
Mezzanine equity:
Series B convertible preferred shares (par value $0.001; 300,000 shares authorized, issued and outstanding as of March 31, 2008)	29,450,000	—
Shareholders’ equity:
Class A common shares and nonvested shares (par value $0.001; 143,822,874 as of December 31, 2007 and as of March 31, 2008 shares authorized; 90,061,269 as of December 31, 2007 and as of March 31, 2008 shares issued and outstanding)	90,061	90,061
Class B common shares (par value $0.001; 50,054,619 as of December 31, 2007 and as of March 31, 2008 shares authorized; 50,054,618 as of December 31, 2007 and March 31, 2008 shares issued and outstanding)	7,442	7,442
Additional paid-in capital	443,784,465	439,516,974
Retained earnings	15,423,398	23,903,560
Accumulated other comprehensive income	5,118,929	3,117,531

Total shareholders’ equity	464,424,295	466,635,568

Total liabilities, mezzanine equity and shareholders’ equity	710,634,269	650,802,213

Condensed Consolidated Statements of Operations

	3 months ended	3 months ended	3 months ended
(in U.S. Dollars)	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007

	Unaudited	Unaudited	Unaudited
Net revenue:
Advertising services	21,176,603	9,074,956	32,427,419
Content production	573,453	779,715	1,776,291
Advertising sales	14,738,927	6,622,955	13,834,490
Publishing services	201,224	202,430	436,503

Total net revenue	36,690,207	16,680,056	48,474,703

Cost of revenue:
Advertising services	15,697,961	7,326,871	22,137,944
Content production	442,057	266,850	593,496
Advertising sales	7,152,328	3,905,913	6,922,148
Publishing services	294,292	150,924	238,480

Total cost of revenue	23,586,638	11,650,558	29,892,068

Operating expenses:
Selling and distribution	5,140,842	1,579,456	5,794,457
General and administrative	14,137,279	4,988,225	6,740,401

Total operating expenses	19,278,121	6,567,681	12,534,858

Other operating income (Note 5)	—	2,261,788	—

Income (loss) from operations	(6,174,552)	723,605	6,047,777
Other income (expenses) (Note 6)	(810,563)	(716,367)	(660,440)

Income (loss) before provision for income taxes and minority interest	(6,985,115)	7,238	5,387,337
Provision for income taxes (Note 7)	1,339,884	(12,915,380)	719,289

Net income (loss) before minority interest	(8,324,999)	12,922,618	4,668,048
Minority interest	(44,829)	332,884	510,928

Net income (loss)	(8,280,170)	12,589,734	4,157,120
Dividend on convertible preferred shares	200,000	—	—
Dividend declared on redeemable convertible preferred shares	—	1,338,333	—

Net income (loss) attributable to holders of common shares	(8,480,170)	11,251,401	4,157,120
Net income (loss) per share:
Basic — Common Shares	(0.065)	0.137	0.032
Basic — American Depositary Shares	(0.130)	0.274	0.064

	3 months ended	3 months ended	3 months ended
(in U.S. Dollars)	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007

	Unaudited	Unaudited	Unaudited
Diluted — Common Shares	(0.065)	0.113	0.029
Diluted — American Depositary Shares	(0.130)	0.226	0.058

Condensed Consolidated Statements of Cash Flows

	3 months	3 months
	ended	ended	3 months ended
(in U.S. Dollars)	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007

	Unaudited	Unaudited	Unaudited

Net cash provided by/(used in) operating activities	(1,554,573)	(7,460,850)	14,696,170

Net cash provided by/(used in) investing activities	(1,908,350)	(14,248,357)	(43,368,652)

Net cash provided by/(used in) financing activities	26,418,367	161,567,987	(3,165,011)

Effect of exchange rate changes	2,153,245	(280,453)	922,837

Net increase/(decrease) in cash	25,108,689	139,578,327	(30,914,656)
Cash, as at beginning of the period	44,436,087	36,353,547	75,350,743

Cash, as at end of the period	69,544,776	175,931,874	44,436,087

Notes to Financial Information
1) Restricted cash
Restricted cash is US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
2) Principal protected note
Principal protected note of $25.0 million represents investment on 100% Principal Protection Barrier Notes due on January 30, 2009.
3) Accounts receivables and debtors turnover
Debtors turnover for the fourth quarter of 2007 and first quarter of 2008 were 87 days and 107 days respectively. Our business groups generally granted 90 days to 180 days average credit period to major customers, which is in line with the industry practices in the PRC.
4) Intangible assets
Net book value for intangible assets as of March 31, 2008 was $228.9 million. It mainly represents the fair value of the long term advertising agreements for the Broadcast and Print Group. The net book value of the intangible assets were primarily composed of $97.2 million advertising license agreement for our TV business, $71.5 million exclusive advertising agreement for our newspaper business, and $7.8 million exclusive advertising agreements we entered for radio advertising operations in Shanghai, Beijing and Guangdong. We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in 2007 and hence the net book value for intangible assets is preliminary and subject to revision once we complete the valuation exercise.
5) Other operating income
Other operating income of $2.3 million in the first quarter of 2007 represents reimbursement of IPO related expenses by Bank of New York. Those expenses, all of which had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to the sale of securities, related primarily to audit fees and fees paid to consultants during the listing process.
6) Other income (expenses)
Other income (expenses) includes net interest income (expense) and net other income (expense).
7) Provision for income taxes
Provision for income taxes includes deferred tax credits of $1.0 million and $0.8 million in the fourth quarter of 2007 and first quarter of 2008.